February 12, 2026

Mr. Jurand Drop
Undersecretary of State
Republic of Poland
Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016

       Re: Republic of Poland
           Schedule B filed on January 20, 2026
           File No. 333-292814
Dear Mr. Jurand Drop:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Schedule B Filed January 20, 2026
Exhibits E-1 and E-2, page 1

1. Please submit revised opinions that delete the limitations and reservations related to exceeding the borrowing limits for external indebtedness. If any prospectus supplement may exceed the limits set forth in the Budget Act, please include discussion of that in your prospectus supplements, together with any revised opinions, as applicable.
The Economy, page 13

2. We note instances of references to 2026 data and forecasts that do not appear in your charts. Please revise to either include references to the location of that data in your document or include such data in your updated filing.
3. Here or elsewhere in the registration statement, please update disclosure related to the conflict in Ukraine to describe any recent events or developments and their impact on
       Poland, if material.
 February 12, 2026
Page 2

Balance of Payments and Foreign Trade, page 18

4. To the extent practicable, please ensure that you discuss all of the material year-to-year changes in your charts under this heading and under "Public Finance." Public Finance
Stabilizing Expenditure Rule (SER), page 34

5. We note your disclosure under this heading and various reports of your current and projected debt risks. Please revise your disclosure under this heading as follows:

          1.   Explain the "escape clause" and its significance;
          2. Clarify whether the restrictions of SER are currently suspended, and if so, why;
          3. Include tabular or other disclosure of your current and projected debt percentages of
               GDP based on your current SER formula;
          4. Clarify whether you cannot exceed the limits set forth in the SER rule, or, if restrictions or other actions happen in an instance that rise above those limits. If the latter, please include discussion of the various actions or restrictions that would take place.
Public Debt, page 42

6. Include tables showing your funded (long-term) and floating (short-term) debt provided for each issue of debt outstanding by the securities to be offered. Also include a brief description of the date, maturity, character of such debt, rate of interest, character of amortization provisions, and the security, if any, therefor.
7. Please revise the left column your tables "Projected State Treasury External Debt Service
       Requirements" on page 45 and "Total External Debt" on page 47 for readability to distinguish main entries and sub-entries. Additionally, to the extent practicable, for the table under "Total External Debt," please include discussion of the types of investments represented by "Other investment."
Authorized Agent in the United States, page 63

8. Please include the name and telephone number of your authorized representative in the
       United States.
General

9. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. In this regard, we note, for example, that you have various references to data as of June and September of 2025.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 February 12, 2026
Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Corey Jennings at 202-551-3258 or Michael Coco at 202-551-3253 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance